MATERIAL CHANGE REPORT
Form 51-102F3

Item 1.	Name and Address of Company
Manulife Financial Corporation 200 Bloor Street East Toronto, Ontario, M4W 1E5
Manulife Financial Capital Trust II c/o The Manufacturers Life Insurance Company, as Administrative Agent 200 Bloor Street East Toronto, Ontario, M4W 1E5
Item 2.	Date of Material Change
July 6, 2009
Item 3.	Press Release

Manulife Financial Corporation (“MFC”), The Manufacturers Life Insurance Company (“MLI”) and Manulife Financial Capital Trust II (the “Trust”) issued a news release on July 6, 2009 with respect to the public offering (the “Offering”) of $1.0 billion of 7.405% Manulife Financial Capital Trust II Notes − Series 1 due December 31, 2108 (“MaCS II - Series 1”).  A copy of the news release is attached as Schedule A.

Item 4.	Summary of Material Change
On July 6, 2009, the Trust announced it would issue $1.0 billion of MaCS II - Series 1. The Offering closed, and the MaCS II - Series 1 were issued, on July 10, 2009.
Item 5.	Full Description of Material Change

On July 6, 2009, the Trust announced it would issue $1.0 billion principal amount of MaCS II - Series 1, representing a series of subordinated unsecured debt obligations of the Trust.  The Trust filed a short form prospectus dated July 6, 2009 (the “Prospectus”) with respect to the Offering and the Offering closed, and the MaCS II - Series 1 were issued, on July 10, 2009.  The Trust used the proceeds of the Offering to acquire one senior debenture in the principal amount of $1,000,000,000 (the “Debenture”) issued by MLI , in order to generate income for payment of the principal, interest, redemption price, if any, and any other amounts in respect of the MaCS II – Series 1.  The Trust also issued voting trust units to MLI. MLI will at all times own all of the voting trust units of the Trust.

From July 10, 2009 until December 31, 2108, the Trust will pay interest on the MaCS II – Series 1 in equal (subject to the reset of the interest rate described below and except for the first interest payment) semi-annual instalments on June 30 and December 31 of each year, with the first payment due on December 31, 2009, subject to any applicable withholding tax.

From the July 10, 2009 to but excluding December 31, 2019, the interest rate on the MaCS II - Series 1 will be fixed at 7.405% per annum.  Starting on December 31, 2019, and on every fifth anniversary of such date thereafter until December 31, 2104 (each such date, an “Interest Reset Date”), the interest rate on the MaCS II - Series 1 will be reset at an interest rate per annum equal to the Government of Canada Yield (as defined in the Prospectus) plus 5.00%.

The Debenture will mature on December 31, 2108.  From July 10, 2009 until December 31, 2108, MLI will pay interest on the Debenture in equal (subject to the reset of the interest rate described below and except for the first interest payment) semi-annual instalments on June 30 and December 31 of each year, with the first payment due on December 31, 2009. From July 10, 2009 to but excluding December 31, 2019, the interest rate on the Debenture will be fixed at 7.535% per annum.  Starting on December 31, 2019, and on every Interest Reset Date thereafter, the interest rate on the Debenture will be reset at an interest rate per annum equal to the Government of Canada Yield plus 5.20%.

MLI will use the proceeds of the Debenture to purchase shares of a subsidiary.  Shortly before that, MLI will lend an amount equal to the proceeds of the Debenture to MFC.  Initially, MFC will acquire liquid assets for possible future retirement of amounts outstanding under MFC’s five-year non-revolving term loan or for general corporate purposes. The Offering is not expected to initially result in an increase to MLI’s reported Minimum Continuing Capital and Surplus Requirements for Life Insurance Companies (“MCCSR”) ratio.  The proceeds from the sale of the MaCS II – Series 1 will qualify as Tier 1 capital of MLI.

MLI and its parent, MFC, have covenanted for the benefit of holders of MaCS II – Series 1 that, in certain events where interest is not paid in cash on the MaCS II - Series 1 (as described in the Prospectus), MLI will not declare or pay cash dividends on any MLI Public Preferred Shares (as defined in the Prospectus), or, if no MLI Public Preferred Shares are outstanding, MFC will not declare or pay cash dividends on any of its preferred shares or common shares, in each case, until the sixth month following the relevant Deferral Date (as defined below).

The MaCS II – Series 1, including accrued and unpaid interest thereon, will be exchanged automatically (the “Automatic Exchange”), without the consent of the holders thereof, for newly issued non-cumulative preferred shares of MLI, if: (i) an application for a winding-up order in respect of MLI pursuant to the Winding-Up and Restructuring Act (Canada) (the “Winding-Up Act”) is filed by the Attorney General of Canada or a winding-up order in respect of MLI pursuant to the Winding-Up Act is granted by a court; (ii) the Superintendent of Financial Institutions (Canada) (the “Superintendent”) advises MLI in writing that the Superintendent has taken control of MLI or its assets pursuant to the Insurance Companies Act (Canada) (the “ICA”); (iii) the Superintendent advises MLI in writing that the Superintendent is of the opinion that MLI has a net Tier 1 capital ratio of less than 75% or a MCCSR ratio of less than 120%; (iv) the board of directors of MLI advises the Superintendent in writing that MLI has a net Tier 1 capital ratio of less than 75% or an MCCSR ratio of less than 120%; or (v) the Superintendent directs MLI pursuant to the ICA to increase its capital or provide additional liquidity and MLI elects to cause the exchange as a consequence of the issuance of such direction or MLI does not comply with such direction to the satisfaction of the Superintendent within the time specified therein.  Following the Automatic Exchange, holders of MaCS II – Series 1 immediately prior to the Automatic Exchange will cease to have any claim or entitlement for interest or principal against the Trust.

On each interest payment date in respect of which a Deferral Event (as defined in the prospectus) has occurred (a “Deferral Date”), holders of MaCS II – Series 1 will be required to invest interest payable on the MaCS II – Series 1 in a new series of non-cumulative preferred shares of MLI.

On or after December 31, 2014, the Trust may, at its option, with the prior approval of the Superintendent, on giving not more than 60 nor less than 30 days’ notice to the holders of the MaCS II – Series 1, redeem the MaCS II – Series 1, in whole or in part. The redemption price per $1,000 principal amount of MaCS II – Series 1 redeemed on any day that is not an Interest Reset Date will be equal to the greater of par and the Canada Yield Price (as defined in the Prospectus), and the redemption price per $1,000 principal amount of MaCS II – Series 1 redeemed on any Interest Reset Date will be par, together in either case with accrued and unpaid interest to but excluding the date fixed for redemption, subject to any applicable withholding tax. The redemption price payable by the Trust will be paid in cash.

Upon the occurrence of certain tax events or certain events related to the capital treatment of the MaCS II - Series 1 for regulatory purposes (as described in the Prospectus), the Trust may, at its option, with the prior approval of the Superintendent, on giving not more than 60 nor less than 30 days’ notice to the holders of the MaCS II – Series 1, redeem all (but not less than all) of the MaCS II – Series 1 at a redemption price per $1,000 principal amount of the MaCS II – Series 1 equal to par, together with accrued and unpaid interest to but excluding the date fixed for redemption, subject to any applicable withholding tax. The redemption price payable by the Trust will be paid in cash.

The MaCS II – Series 1 are direct unsecured obligations of the Trust, ranking at least equally with other subordinated indebtedness of the Trust from time to time issued and outstanding. In the event of the insolvency or winding-up of the Trust, the indebtedness evidenced by MaCS II – Series 1 issued by the Trust will be subordinate in right of payment to the prior payment in full of all other liabilities of the Trust except liabilities which by their terms rank in right of payment equally with or subordinate to indebtedness evidenced by such MaCS II – Series 1.

An event of default in respect of the MaCS II – Series 1 will occur only if the Trust or MLI becomes insolvent or bankrupt or resolves to wind-up or liquidate or is ordered wound-up or liquidated.  The subordination provisions and the event of default provisions of the MaCS II – Series 1 are not likely to be relevant to the holders of the MaCS II – Series 1 in their capacity as creditors of the Trust since the Automatic Exchange provisions of the MaCS II – Series 1 will result in the MaCS II – Series 1 being exchanged for non-cumulative preferred shares of MLI.

Item 6.	Reliance on subsection 7.1 (2) or (3) of National Instrument 51-102
Not applicable.
Item 7.	Omitted Information
Not applicable.
Item 8.	Executive Officer
For further information, please contact Peter Levitt, Senior Vice President and Treasurer of MFC at (416) 852-1698.
Item 9.	Date of Report
July 13, 2009.

SCHEDULE A

July 6, 2009

Manulife Financial announces $1 billion issue of Innovative Tier 1 Notes

TORONTO – Manulife Financial announced today that Manulife Financial Capital Trust II (the “Trust”), a trust wholly-owned by The Manufacturers Life Insurance Company (“MLI”), will issue $1 billion of Manulife Financial Capital Trust II Notes - Series 1 due December 31, 2108 (“MaCS II - Series 1”).  The MaCS II - Series 1 are expected to qualify as Tier 1 capital of MLI for regulatory purposes.  The Trust intends to file a final prospectus with the Canadian securities regulators as soon as possible.

Interest on the MaCS II - Series 1 is payable semi-annually.  From the date of issue to but excluding December 31, 2019, the rate of interest on the MaCS II - Series 1 will be fixed at 7.405% per annum.  Starting on December 31, 2019, and on every fifth anniversary after such date, the rate of interest on the MaCS II - Series 1 will be reset as described in the prospectus filed by the Trust and MLI.

On or after December 31, 2014, the Trust may, at its option and subject to certain conditions, redeem the MaCS II - Series 1, in whole or in part.

In certain circumstances, the MaCS II - Series 1 or interest thereon may be automatically exchanged or paid by the issuance of non-cumulative Class 1 Preferred Shares of MLI.

The transaction is expected to close on July 10, 2009. An amount equivalent to the net proceeds will be used by Manulife Financial Corporation (“MFC”) to acquire liquid assets for possible future retirement of amounts outstanding under MFC’s credit facility or for general corporate purposes.  The offering is not expected to initially result in an increase to MLI’s reported MCCSR ratio (Minimum Continuing Capital and Surplus Requirements for Life Insurance Companies).

RBC Capital Markets and National Bank Financial are the lead underwriters on the issue.

The securities have not been and will not be registered in the United States under the Securities Act of 1933, as amended, and may not be offered, sold or delivered in the United States or to U.S. Persons absent registration or applicable exemption from the registration requirement of such Act.  This press release does not constitute an offer to sell or a solicitation to buy the securities in the United States.

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers customers a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners.  Funds under management by Manulife Financial and its subsidiaries were Cdn$405 billion (US$322 billion) as at March 31, 2009.

Manulife Financial Corporation trades as 'MFC' on the TSX, NYSE and PSE, and under '945' on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Media inquiries:
Laurie Lupton
416-852-7792
laurie_lupton@manulife.com

David Paterson
(w) 416-852-7792
(cell) 416-456-3621
david_paterson@manulife.com

Investor Relations:
Amir Gorgi
1-800-795-9767
investor_relations@manulife.com